



RCM Technologies—A Case For Change
(NasdaqGM:RCMT)

November 12, 2013



About IRS Partners and Legion Partners

- IRS Partners No. 19 L.P., periodically referred to herein as "IRS Partners", is the largest shareholder in a group consisting of IRS Partners; The Leonetti/O'Connell Family Foundation; M2O, Inc.; Legion Partners Asset Management, LLC; Michael F. O'Connell; Bradley S. Vizi; Christopher S. Kiper; Roger H. Ballou

- Legion Partners Asset Management, LLC ("Legion Partners") is a Registered Investment Advisor providing investment services to institutions and high net-worth individuals

- Legion Partners is the investment advisor of IRS Partners

- Legion Partners' core investment strategy is focused on deep fundamental research and direct engagement with boards and management teams in an effort to unlock value for all shareholders over the long-term

- IRS Partners group ownership: 13.3% of RCM Technologies, Inc.



Purpose

- IRS Partners is:
  - Nominating two candidates for election to the six-member RCM Technologies, Inc. ("RCM" or "the Company") board of directors
  - Proposing that the Board adopt a policy that the Chairman be an independent director

- We believe that RCM's valuation has been adversely impacted by
  - Lagging share price performance
  - Poor financial performance
  - The Board's ill-advised acquisition strategy
  - Poor corporate governance practices
  - A poorly aligned compensation program featuring excessive annual payouts for mediocre performance and windfall pay-outs to the most senior executives in the event of a change-in-control ("CIC")

- Our nominees will seek to improve management accountability, enhance shareholder value, and strive for better corporate governance



Our Nominees Will Seek To*:

- Make operational improvements
  - Improve returns on invested capital ("ROIC")
  - Promote a culture of profitable revenue growth

- Promote appropriate management oversight and accountability
  - Improve management accountability and link pay to performance

- Review strategic alternatives
  - Our nominees will encourage a comprehensive strategic review
  - Carefully consider all capital allocation decisions

- Promote corporate governance improvements
  - Separate Chairman and CEO positions
  - Provide shareholders a vote on the current shareholder rights plan
  - Lower the threshold for shareholders to have the right to call a special meeting
  - Provide shareholders the right to act by written consent

* Since our Nominees would comprise less than a majority of the Board, if elected, there can be no assurance that any actions or changes proposed by the Nominees will be adopted or supported by the Board, or that any actions or changes proposed by the Nominees will enhance stockholder value if adopted by the Board. It is our hope, however, that if stockholders vote to elect our Nominees and "FOR" our independent chairman proposal at the 2013 Annual Meeting, then the Board will give serious consideration to ideas, plans or proposals for enhancing stockholder value that the Nominees may recommend to the full Board.



Business Overview

- RCM is a provider of information technology, engineering, and specialty healthcare services

- RCM has three operating segments: Information Technology Services ("IT"), Engineering Services ("Engineering"), and Specialty Health Care Services ("Specialty Health")

- RCM offers its services to a wide variety of customers in both commercial and governmental sectors

- RCM operates in a variety of growing end markets

- RCM's business requires low capital investment

- RCM was founded in 1971 and employs 1,460 employees



Sales by Segment

- Information Technology: 35.8%
- Engineering: 45.7%
- Specialty Healthcare: 18.5%

2012 Sales: $145.8MM



Source: FactSet; SEC filings

Why Change Is Needed

- **Dismal Financial Performance** - The Board has presided over a period of steeply deteriorating financial performance and led a failed acquisition strategy resulting in the write-off of approximately $150mm in goodwill and other intangibles since FY2000

  - Over the last five years (FY07-LTM13), RCM has spent $14mm on acquisitions which added $32mm in revenue; however, revenues have actually declined by $66mm or 29% even after adjusting for divestitures

  - Over the same five year period EBITDA and net income have both declined by 32%

  - In the LTM period, cash flow from operations has turned negative to ($3.1mm) despite growing revenues, largely due to ever increasing DSOs

  - Absent "exceptional factors", including an aggressive share buy-back program and large stock accumulation by IRS Partners, we believe RCM's share price would otherwise likely reflect its deteriorating financial performance

  - Given the Company is comprised of 3 disparate business units, each of which is subscale in highly competitive industries, it is unlikely that the stock will be sustainably re-rated higher under the current leadership

- **Poor Return of Capital** - We believe RCM's poor capital allocation and lack of effective execution has resulted in poor ROIC/ROA/ROE and is unlikely to improve without significant improvement in the Board's oversight and performance



Source: FactSet; SEC filings

Why Change Is Needed (cont.)

- **Poor Compensation Practices** - Dramatic improvements in alignment, particularly compensation practices, are necessary to demonstrate to the market that RCM is serious about creating long-term value and is shareholder friendly
  - $8 million of parachutes payments to the Company's top three executives ($6.1 million to Chairman and CEO alone)
- **Loss of Independence** - Board's unwavering support of Chairman and CEO despite misstated academic credentials is alarming
- **Lack of Ownership** - Board's lack of meaningful ownership in RCM represents a poor alignment of interests with stockholders
- **Poor Corporate Governance**
  - ISS recommended <u>WITHHOLD</u> from management nominees in each of the last three years
  - Recent corporate governance reforms adopted only in response to our activism
  - Company still plagued by poor governance
- **Our Nominees Are Better** - Our independent nominees have the right combination of experience and qualification to create shareholder value. As the largest shareholder, our interests are aligned with ALL other shareholders

VOTE on the <u>GOLD</u> proxy card



RCM – Rampant Underperformance



RCM – An Underperformer

- RCM share price was underperforming its peer set and benchmark until it got a boost from CDI Corp.'s unsolicited buyout offer on June 3, 2010
- Subsequent buying by IRS Partners and share repurchases by RCM helped support the increased share price



5-year TSR 1-day prior to CDI offer on 3 June 2010
250.0
200.0
150.0
100.0
50.0
0.0
6/03/2005
7/21/2005
9/07/2005
10/24/2005
12/09/2005
1/30/2006
3/17/2006
5/04/2006
6/21/2006
8/08/2006
9/25/2006
11/09/2006
12/28/2006
2/16/2007
4/05/2007
5/23/2007
7/11/2007
8/27/2007
10/12/2007
11/29/2007
1/17/2008
3/06/2008
4/23/2008
6/10/2008
7/28/2008
9/12/2008
10/29/2008
12/16/2008
2/04/2009
3/24/2009
5/11/2009
6/26/2009
8/13/2009
9/30/2009
11/16/2009
1/05/2010
2/23/2010
4/12/2010
5/27/2010
RCMT
Russell 3000
Peer Median

Source: FactSet – data as of 10/30/2013
Peer Group includes: CDI, CTG, PRFT, AFAM, AGX, HCKT

Favorable Exogenous Factors Have Helped Support RCM's Share Price

- Share repurchases by RCM and accumulation of stock by IRS Partners have accounted for a significant portion of the trading volume

- We believe without strategic interest and activist involvement RCM's share price would more closely reflect the significant operational deterioration at RCM



RCM Technologies, Inc.
5-year Share Price Performance

Share price adjusts on ex-date for $1/share special dividend

Share price fell 17% on 2QFY2011 earnings

RCM starts buying shares under the repurchase program + purchase by IRS

Price supported by IRS Partners accumulation of shares (and some buyback)

CDI Corp. offers $5.2/share



(IRS Partners +RCM) Purchase % of Total Trading Volume

1Q2011	6.2%
2Q2011	9.7%
3Q2011	15.8%
4Q2011	51.4%
1Q2012	12.3%
2Q2012	52.8%
3Q2012	24.2%
4Q2012	12.1%
1Q2013	28.7%



Source: FactSet - data as of 10/30/2013; SEC filings

Absent Exogenous Support, RCM's Share Price Has Underperformed Its Peers

- Despite management's claims of "record" performance, RCM's total shareholder return ("TSR") has lagged its peer group and the benchmark index since end-1Q2013 – a period during which the Company has announced three quarterly results

- We believe such under-performance supports our case that the run-up in RCM's share price is driven by exogenous factors and not because investors have faith in the management or its strategy. In fact, RCM's share price fell 3% upon the 3Q2013 earnings announcement





Source: FactSet – data as of 10/31/2013

RCM's Attempt To Mislead Shareholders

- In two press release dated November 1, 2013 and November 5, 2013, RCM stated that "our [RCM] share price has increased by approximately 587% during the five years ended October 30, 2013." We believe this statement provides critical insight into Board's desire to mislead shareholders by providing selective information only

- What the Company DID NOT disclose was that the five year measurement period is based on a 10/31/2008 starting point, when RCM's share price was at the lowest point in more than 15 years. In fact, RCM's share price had fallen 84% in the twelve months ended 10/31/08

- In reality, RCM's share price has been fairly stagnant over the most recent 10-year period



RCMT
10-year Price History

RCM's return calculation is based on low price point in last 10-years

Should the Board be responsible for the 1-year 84% decline in share price as of 31 Oct. 2008?

TSR as of 10/31/2008	1-year	3-year	5-year
RCM Technologies, Inc.	-84.4%	-43.7%	-30.3%
Peer Median	-14.6%	-8.2%	7.6%
Russell 3000	-36.2%	-7.1%	-1.3%

Source: Thomson Reuters; 1,3 and 5-year TSRs annualized

Source: FactSet - data as of 10/31/2013
Peer Group includes: CDI, CTG, PRFT, AFAM, AGX, HCKT

Without Support, RCM's Share Price Tends To Underperform

- RCM's share price was clearly underperforming its peers and the Russell 3000 Index prior to CDI's $5.20/share offer which represented a 1-day premium of 49%

- The CDI offer together with IRS Partners' purchases, RCM's buyback program and special dividend, resulted in RCM's TSR exceeding the peer group

- Since the end of the buyback program*, and absent support from IRS Partners purchases, RCM's TSR has lagged the peer group and the benchmark index

Total Shareholder Return	5-year prior to CDI Offer (6/3/2005-6/2/2010)	Between CDI Offer, buyback program*, special dividend + IRS purchases (6/2/2010/3/31/2013)	Since 4/1/2013 to 11/6/2013
CDI Corp.	-15.7%	19.2%	-2.2%
Computer Task Group, Incorporated	148.8%	154.9%	-18.3%
Perficient, Inc.	49.5%	10.3%	57.9%
Almost Family, Inc.	520.2%	-39.8%	12.6%
Argan, Inc.	85.0%	48.0%	47.3%
The Hackett Group, Inc.	-13.7%	37.8%	36.9%
Peer Median	*67.2%*	*28.5%*	*24.8%*
Russell 3000	4.5%	52.2%	15.3%
RCM Technologies, Inc.	-23.2%	102.0%	2.7%

Source: FactSet - data as of 11/6/2013; TSR data is not annualized

* Buyback program refers to the previous repurchase program which was exhausted in 1QFY2013. RCM announced a new repurchase program up to $5mm in October 2013



13

Failure To Grow Revenue

- Core revenue since 2007 has declined by approximately $66mm, or 29%, despite tuck-in acquisitions contributing to top-line

Revenue Contribution Analysis

US$mn

$214.2	+$26.8	-$17.6	+$5.0	$161.9
FY2007 Revenue	Rev. from NuSoft & MBH acq. (FY08)	Rev. lost from discontinued ops. (FY10)	Rev. from BGA acq. (FY12)	LTM Revenue (30 Sept. 2013)

RCM has lost apprx. $66 million in revenue since FY2007

Source: Thomson Reuters; SEC filings

* Note: NuSoft and MBH revenue data from FY08 10k filing (pages 27 and F16-F18), discontinued ops data from FY 10k filing (page F-25), BGA revenue data from FY12 10k filing (page F15-F17)



Poor Performance In Growing End-Markets

- Since 2009, the IT and Specialty Health peers have significantly outperformed RCM's respective business segments. This suggests RCM's failure to capitalize on improved end market demand.

Revenue Change
2009 to LTM (30 June 2013)

Information Technology: RCM IT −36.9%, IT Peers (CTG, PRFT, HCKT) 68.1%

Engineering: RCM Eng. 17.0%, AGX 12.6%

Specialty: RCM Health 4.3%, AFAM 16.0%



Source: FactSet; SEC filings
LTM Revenue is for period ending June 30, 2013 as 3Q2013 comparable data for the peer group is not available yet

Lagging EBITDA Margin*

- Higher LTM revenue has been accompanied by lower gross profit margin, which has resulted in muted EBITDA margin gain

- While LTM revenue of $162mm is nearly equal to the level achieved in FY2010, the LTM EBITDA Margin has declined by 23% to 4.9% compared to FY2010

- **It appears RCM is sacrificing profitability to show short-term revenue gains**



Source: SEC filings; Thomson Reuters
* EBITDA Margin = (Gross Profit – SGA Expense + Depreciation)/Revenue



Suboptimal ROIC and ROA

- RCM has failed to generate acceptable ROIC and ROA, suggesting complete failure to create shareholder value

ROIC and ROA

Year	ROIC	ROA
2009	-3.4%	-2.6%
2010	9.7%	8.0%
2011	6.1%	5.1%
2012	4.9%	3.8%
LTM (30 Sept. 2013)	7.4%	5.5%

■ ROIC ■ ROA

Source: Thomson Reuters; SEC filings
Note: Net income adjusted for non-recurring expenses/benefits



Inability To Manage Business Segments

- The Board has failed to address declining or stagnant performance in two of three business segments. Despite spending $11mm on acquisitions** for IT (NuSoft and MBH) in FY08, IT revenues have declined by 48% since

- Meanwhile, Specialty Health* revenues have increased by a nominal 4% since FY09



Source: Thomson Reuters; SEC filings
*Note: In FY 2010 RCM discontinued certain operations related to Commercial segment. Adjusted financials are available from FY09 onwards. Consequently, FY08 data for Specialty Health (previously part of Commercial segment) is not available
**Acquisitions: IT - NuSoft $8.2mm + MBH Solutions $3.1mm ; Engineering - BGA LLC $ 2.7mm



18

Failure To Explore Strategic Alternatives For Underperforming Segments

- While the Engineering segment has witnessed better revenue growth than IT and Specialty Health, it is important to note that revenue growth has come at the cost of much lower operating margin

- Declining ROA and lackluster revenue performance for IT and Specialty Health begs the question as to why the Board has not explored strategic alternatives for these segments



Source: Thomson Reuters; SEC filings
Note: In FY 2010 RMCT discontinued certain operations related to Commercial segment. Adjusted financials are available from FY09 onwards. Consequently, FY08 data for Specialty Healthcare (previously part of Commercial segment) is not available



Lowest Segment EBIT Margin*

- RCM has the lowest segment operating margin compared to its peers in those respective business segments. Such subpar profitability is indicative of Board's failure to formulate and implement a credible operating strategy for the three business segments

Comparative EBIT Margin

Company	EBIT Margin
PRFT	8.3%
HCKT	7.5%
CTG	5.9%
RCM IT	2.3%
AGX	19.9%
RCM Eng.	5.1%
AFAM	6.5%
RCM Specialty Health	3.8%



Source: FactSet
*EBIT margin is for period ending June 30, 2013 as 3Q2013 comparable data for the peer group is not available yet

Management's Failed Operating Plan

- Management's operating plan has centered around diversifying the business across multiple industries under a holding company structure

- Such a strategy presents multiple problems for shareholders:

  - Being involved in three disparate businesses makes it hard for investors to follow or understand the business – flying under the radar is good for an underperforming Board and management team, but not for shareholders

  - As a micro-cap company, involved in three disparate businesses it is difficult to build scale across any of them – resulting in each competing in large, competitive industries at a significant disadvantage which has yielded sub-par returns

  - Building IT through a series of small acquisitions of unrelated product offerings accomplishes nothing more than acquiring revenue that will inevitably deteriorate in the absence of synergy and a focus on organic business development – destroying shareholder value in the process

  - Maintaining Specialty Health (18.5% of consolidated FY2012 revenues) with significant customer concentration has proven difficult to leverage and demonstrates structural impediments to growth (i.e. lack of therapists, lack of scale and lack of ability to compete outside of New York)

  - There appear to be few meaningful synergies among the three segments

- We question the Board's judgment in allowing management to pursue a strategy that has clearly failed to generate meaningful shareholder value



Corporate Governance



Questionable Governance Track Record

- Almost all the governance reforms undertaken by the Board have been in response to pressure from Legion Partners. The Board has a history of ignoring shareholder rights

Board's Claims	Reality
Responsive to shareholder input by taking steps to phase out classified board, adopt majority vote standard and appoint lead independent director	- Declassify and majority vote standard were <u>OUR</u> proposals - If majority vote proposal was adopted in 2011, Leon Kopyt, Chairman and CEO would not have been re-elected - Board did not adopt any shareholder friendly governance provisions despite high withhold and negative ISS recommendations for three consecutive years (2010-2012) - Recent changes are **reactive** and in response to IRS Partners pressure for board representation - Lead independent director designation is not enough as appointee is an incumbent with over 19 years of service
Amended poison pill to add qualified offer clause	- Qualified offer clause is highly restrictive. It defines a qualified offer (a) as a fully financed, <u>all cash</u> tender offer, (b) where offer price exceeds the highest reported market price per share during preceding 24 months, (c) offer represents 25% 1-day premium, (d) is accompanied by irrevocable written commitment that will remain open for 90 days, among other provisions
"The RCM Board of Directors intends to submit the Rights Plan for ratification at this year's annual meeting of shareholders." – May 28, 2013 Press Release	- RCM **DID NOT** submit rights plan for shareholder approval at the 2013 shareholder meeting - The Board has a history of adopting 1-year pills and not seeking shareholder support for them. The same will likely happen with the current pill despite opportunity to obtain shareholder vote one month before it can be extended
Nominating and Governance Committee ("N&CG") established	- According to the proxy, the N&CG Committee's charter does not include formal requirements for the nominating process - RCM claims the Committee met only once during 2012 despite proxy contest but 10-K/A filed in April 2013, in relation to Fiscal 2012, does not disclose the creation of a Nomination & Corporate Governance Committee



Poor Corporate Governance Continues

- Board failed to call 2013 Annual Meeting <u>for 18 months</u>

- 80% threshold to call special meeting of stockholders

- Unanimous consent required to act by written consent

- Supermajority vote requirement to remove directors (2/3 vote)

- Stockholders cannot fill vacancies <u>even if removed by stockholders</u>



New Religion On Governance?

- ISS comments - 2012

  - "WITHHOLD votes from non-independent director nominee Richard D. Machon are warranted due to the company's lack of a formal nominating committee and for serving as a non-independent member of a key board committee

  - Only 60 percent of the board's directors are independent. Investors generally prefer that independent directors be a substantial majority of the company's board. We [ISS] also note that the company's key committees are not all fully independent"

- ISS comments - 2011

  - "Withhold votes from Leon Kopyt [CEO] are warranted, for the company's failure to establish a separate nominating committee

  - ISS notes that the company adopted a shareholder rights plan ("poison pill") on June 8, 2010 and did not submit the poison pill for shareholder ratification at the 2010 or 2011 annual shareholder meetings"

- ISS comments - 2010

  - "The board has not established a formal nominating committee…. ISS recommends withhold votes from insiders and affiliated outsiders in the event the board fails to establish a formal nominating committee

  - A WITHHOLD vote is warranted for incumbent Compensation Committee members Lawrence Needleman and Robert B. Kerr for maintaining executive agreements that contain overly generous severance payments"



Board Has Failed To Respond To ISS and Shareholder Dissatisfaction

- ISS has consistently issued unfavorable recommendation for election of directors at RCM

	ISS Recommendation	Actual meeting outcome (of of votes cast)
2012	WITHHOLD from election of Richard D. Machon	39% WITHHELD
2011	WITHHOLD from election of Leon Kopyt (CEO)	66% WITHHELD from Mr. Kopyt and 46% WITHHELD from Mr. Snodgrass (other nominee)
2010	WITHHOLD from election of Robert B. Kerr and Lawrence Needleman	25% WITHHELD from both nominees

If the Board had adopted a majority vote standard for the election of directors in 2011
<u>**Mr. Kopyt would not have been re-elected**</u>

% votes withheld

	Richard Machon	Leon Kopyt (CEO)	Gary Snodgrass	Lawrence Needleman*	Robert Kerr	Norman Berson*	Leon Kopyt (CEO)	Stanton Remer*
2008							43.23%	43.37%
2009						13.79%		
2010				24.72%	25.01%			
2011		66.09%	45.64%					
2012	39.34%							
Tenure	2	22	2	5	18	24	22	16

Mr. Remer departed from the Company in Sept. 2008, after serving on the board for 16 years

Mr. Berson resigned from the Board in June 2011, after serving on the board for 24 years

Mr. Needleman is not standing for re-election at the 2013 shareholder meeting



Board's Dismissal Of CEO's Suspect Credentials Is Alarming

- Chairman and CEO, Leon Kopyt, <u>repeatedly</u> embellished his academic achievements (that he held an Electrical Engineering degree from Drexel University) not only in RCM's proxy statements filed in 1996, 1997, and 1998, but in two Company prospectuses which ultimately <u>raised over $80mm</u> for the Company

- **Board's response**: Mr. Kopyt's misstatements were mere "*errors*" that "*were not repeated in subsequent proxy statements*" and are "*immaterial*"

- Board has not disclosed whether Mr. Kopyt holds any college degree

- BOARD'S LACK OF CONCERN REGARDING MR. KOPYT'S CREDIBILITY IS ALARMING

- Management's nominee, Robert B. Kerr(who responded to our inquiry), was on the Board's Audit Committee during this period tasked with reviewing the Company's disclosures and controls. Mr. Kerr failed to disclose to the investing public that these statements were false, making him <u>just as culpable</u>

- Perhaps if Mr. Kopyt and Mr. Kerr were held accountable in 1998, the Company would not be in its current financial predicament

Why should Mr. Kopyt and Mr. Kerr continue to serve as directors (and Mr. Kopyt as Chairman and CEO), with no accountability for blatant misrepresentations simply because stockholders discovered this too late?



Board Continues To Mischaracterize Settlement Discussions

- Board claims settlement discussions broke down because we insisted the Board be declassified beginning with the 2014 Annual Meeting

- The TRUTH:
  - Declassification was <u>OUR</u> initiative
  - We were amenable to declassifying the Board at the 2013 Annual Meeting if the Board in turn agreed that <u>all</u> directors would stand for re-election to serve one-year terms at the 2014 Annual Meeting (not just our two nominees)
  - Only two director seats are up for election at the 2013 Annual Meeting and the other incumbent directors who were previously appointed to three-year terms (including one director who was appointed by the Board mid-2013 and has never stood for election and a vote of stockholders) will continue to serve until the end of their terms, which expire in 2014 and 2015
  - Board tactics are aimed at diverting stockholders' attention from the real issues at hand - that being the historical underperformance of this Company and the Board's lack of accountability to stockholders

- Company also insisted on a covenant not to sue and a release of all claims, making us question what they have to hide



RCM Files Frivolous Lawsuit in Act of Desperation

- On November 8, 2013, RCM filed a complaint against us in the U.S. District Court, District of New Jersey claiming we are attempting to influence the results of the 2013 Annual Meeting by advancing false and misleading statements in violation of Sections 13(d), 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended

- Specifically, the Company claims we have failed to fully disclose our intent to (i) eventually obtain control of RCM, (ii) seek to terminate the Company's stockholder rights plan, and (iii) seek to initiate a review of strategic alternatives including a sale of the Company or other business combination

- We believe there is no merit to the Company's complaint

- **We have no intention of acquiring or obtaining control of the Company**

- If our nominees are elected to the Board, they will represent a **minority** of the members of the Board – just two directors on a Board currently fixed at six. Any future board decisions, including whether to terminate the Company's stockholder rights plan or review strategic alternatives will require the approval by a majority of the Board and could not be achieved simply by a vote of our two nominees

- **Complaint is an eleventh hour act of desperation** that seeks to divert stockholders attention away from the real issues at hand

- Complaint is the latest example of the Company's willingness to spend stockholder's capital in a frivolous and self-interested manner



Executive Compensation Issues



Misaligned Executive Compensation

- Compensation Committee has approved over $8 million in parachutes payments to the Company's top three executives ($6.1 million to Mr. Kopyt alone)

- CEO severance agreements are "overly generous"

  – Board approved **2 severance agreements** for Chairman and CEO Leon Kopyt, providing severance payments if terminated without cause or he resigns for good reason following a change in control (CIC)

  – Agreements provide for single trigger CIC provision and appear egregious, including:

    a) there is a contested proxy solicitation that results in the contesting party electing one or more nominees to the Board. In other words – **the election of either or both of the IRS Partners nominees would constitute a CIC**; or

    c) during any period of two consecutive years, the Board changes such that those who were directors at the beginning of the two year period cease for any reason to constitute at least a majority of the Board, unless each new director was approved by a vote of at least two-thirds of the directors, <u>inclusive of Mr. Kopyt</u>, then still in office who were directors at the beginning of the two year period

  — Under CEO's termination benefits agreement, CEO can receive a cash payment (including tax gross up) equal to $6.1 million or approximately 200% of 2012 net income and 8x the CEO's 2011 base salary and bonus if terminated as of December 29, 2012

  — Under CEO's severance agreement, CEO can receive a cash payment equal to $4.5 million and "good reason" includes the right of Mr. Kopyt to resign <u>at his discretion</u> during the one-month period commencing twelve (12) months following a CIC

  — Upon a CIC, the non-disclosure, non-competition and non-solicitation covenants in the CEO's employment agreement become void



Compensation Philosophy Is Neither Transparent Nor Rigorous

- RCM does not disclose its peer group

- CEO and CFO bonus (and Annual Incentive Plan) is linked to EBITDA **with no indication of any performance thresholds**. CEO and CFO would earn a bonus if RCM earned **just ONE DOLLAR** in EBITDA. In fact, in FY12, total NEO compensation increased by $1mm, despite $1.6mm decline in EBITDA

- Compensation for top five executives represented nearly 40% of EBIT in 2012

- Long-term compensation is based on time vested restricted stock units and stock options, and does not contain any performance-based vesting requirements

- Furthermore, by using EBITDA as the only performance benchmark, there is little incentive to focus on creating shareholder value by generating an acceptable level of ROIC. Instead the singular focus on absolute EBITDA , we believe, creates a perverse incentive to grow EBITDA at any cost

- During Robert Kerr's previous election in 2010, ISS noted: "<u>A WITHHOLD vote is warranted for incumbent Compensation Committee members Lawrence Needleman and **Robert B. Kerr** for maintaining executive agreements that contain overly generous severance payments.</u>" [emphasis added]



A Path Forward



RCM Nominees Are Troublesome

RCM Nominees	
Robert B. Kerr	19 year incumbent - No prior public company Board experience other than RCM - Member of Compensation Committee who approved outrageous compensation agreements for Leon Kopyt - ISS recommended WITHHOLD votes against Kerr in 2010 for approving such agreements - On Audit Committee when CEO misstated his academic credentials and responded to our inquiry with belief that misstatement was "immaterial" 0.5% ownership of RCM stock – after 19 yrs.
Michael F.S. Frankel	- Hand-picked by insular Board that only formed a Nominating Committee this year 0.0% ownership of RCM stock



Our Nominees Are Better – Roger H. Ballou

- **Significant Industry Experience and Extensive Management Oversight**
  - Previously served as the Chief Executive Officer and a director of CDI Corporation (NYSE:CDI), a company that offers engineering, information technology and professional staffing solutions
  - Previously served as Chairman and Chief Executive Officer of Global Vacation Group, Inc., Vice-Chairman and Chief Marketing Officer, then as President and Chief Operating Officer, of Alamo Rent-a-Car, Inc., and for over 16 years at American Express, culminating in his appointment as President of the Travel Services Group

- **Significant Prior Public Company Board Experience** - Mr. Ballou currently serves as a director of Fox Chase Bancorp, Inc. (NASDAQ:FXCB) and Alliance Data Systems Corporation (NYSE:ADS) and previously served as a director of CDI

- **Solid Credentials** - Mr. Ballou received a B.S. in Economics from the Wharton School at the University of Pennsylvania and an M.B.A. from the Dartmouth College's Amos Tuck School



Our Nominees Are Better – Bradley S. Vizi, CFA

➢ **Vested Interest in Maximizing Stockholder Value**

- Member of stockholder group, led by Legion Partners, with a combined ownership of approximately 13.3% of the outstanding shares of RCM

- Has vested interest to promote greater accountability and maximize stockholder value for all stockholders

➢ **Significant Financial and Investment Experience**

- Mr. Vizi is a co-founder and has served as a Managing Director of Legion Partners since May 2010

- Previously, served as an Associate at Shamrock Capital Advisors, Inc. and worked with the Shamrock Activist Value Fund, and as an Associate with the private equity group at Kayne Anderson Capital Advisors, L.P., a $15B investment firm focused on alternatives

- Mr. Vizi has strong skills in capital allocation, executive compensation best practices and corporate governance

➢ **Solid Credentials** - Mr. Vizi received a B.S. with a concentration in Finance and Real Estate from the Wharton School at the University of Pennsylvania and holds the Chartered Financial Analyst designation



Independent Chairman Resolution (Proposal 5)

- We believe the practice of combining the Chairman and CEO roles does not adequately protect shareholders

- We believe that an independent Chairman who sets the agendas, priorities and procedures for the Board can enhance oversight and improve effectiveness

- A independent Chairman (in both practice and appearance) can improve accountability to shareholders

- In our view a lead independent director is not an adequate substitute for a truly independent Chairman

- We believe that the Board chairman should be a independent director as defined by the NASDAQ listing standards



Our Plan

- Corporate governance reform starting with the adoption of the separation of Chairman and CEO proposal assuming approval by shareholders—moving closer towards a culture of shareholder accountability

- Revamp compensation program to include thresholds for incentive payments at every level of management with a focus on ROIC and EBITDA growth—this program should include long-term goals with short and mid-term benchmarks that are well defined and communicated to shareholders. Furthermore, equity and option grants should be performance-based

- Instill a disciplined, well vetted, capital allocation framework for which the Board is to assess uses of capital against well defined hurdle rates and movement towards a more optimal long-term capital structure—uses of capital include:
    – Organic reinvestment
    – Acquisitions
    – Share buybacks
    – Dividends



Our Plan (cont.)

- Undertake strategic review of all segments, in particular, Specialty Health

- Create an operational committee with a focus on the ability of each unit to earn returns in excess of its cost of capital

- Thorough assessment of the cost structure of the enterprise as a whole – including review of possible facilities streamlining

- Review of the current IT turnaround plan, assessing its progress to date and augmentation of the turnaround through further rationalization of the various groups within the unit

- Strategic review of Engineering culminating in a long-term plan to scale the business through a combination of organic business development and acquisition

- Ensure proper alignment amongst the various aspects of the turnaround plan



Conclusion

- The Board has presided over a period of deteriorating financial metrics, including declining revenue and EBITDA, and led a failed acquisition strategy resulting in the write-off of approximately $150mm in goodwill and other intangibles since FY2000

    – Over the last five years (FY07-LTM13), RCM has spent $14mm on acquisitions which added $32mm in revenue; however, revenues have actually declined by $66mm or 29% even after adjusting for divestitures

    – Over the same period, EBITDA and net income both declined by 32%

- RCM's dismal financial performance is not reflected in the share price primarily due to an aggressive share buy-back program and large accumulation by IRS Partners immediately following an unsolicited bid at a 50% premium by CDI Corp. A large cash balance and activist involvement have also helped establish a floor for share price

- Given the Company is comprised of 3 disparate business units, each of which is subscale in highly competitive industries, it is unlikely that the stock will be sustainably rerated higher under the current leadership. In our opinion, a change at the Board level is imperative for turning around the Company



Conclusion (cont.)

- RCM suffers from poor corporate governance practices. Additionally, the Board has granted very generous Severance, Termination and Employment Agreements to the CEO – The Chairman and CEO roles should be split

- It is unlikely the existing board, given its poor alignment, track record, and entrenched status, will ever be able to fully address the company's performance shortfalls and strategic challenges

- ISS recommended WITHHOLD from management nominees in each of the last three years. The large WITHHOLD vote is indicative of shareholder dissatisfaction with the company's performance

- Our independent nominees have the right combination of experience and qualification to create shareholder value. As the largest shareholder, our interests are aligned with ALL other shareholders

- **VOTE on the <u>GOLD</u> proxy card**



APPENDIX – Peer Group Selection

- **Step1**
  - Started with Russell 3000 Index
  - Limited our search to companies with similar business and ideally $500MM in market cap. We raised the market cap limit to $1bn for IT as we could not find two companies with similar business as RCM within the market cap limit
  - Identified companies with the same 6-digit GICS group as RCM (202020).
  - This yielded CDI and CBZ. Excluded CBZ due to differences in business.

- **Step 2**
  - RCM has IT, Engineering and Specialty Healthcare divisions
  - We tried to find peers within those respective industry groups in Russell 3000
  - For IT we used two 6-digit GICS group 451020 and 451010. This gave us CBR, CTG, HCKT, and PRFT. Upon review of companies with similar businesses and considering the majority of CBR's business is European, we selected CTG, HCKT, and PRFT
  - For Healthcare providers, we used 6-digit GICS of 351020. This yielded AFAM and ADUS. We selected AFAM because its market cap is closest to RCM. And considering Healthcare represents less than 15% of total revenue, we selected only 1 peer
  - For Engineering segment, we used 6-digit GICS of 201030. This yielded only 1 company within $1bn market cap. AGX

- **Final Peer Group: CDI, CTG, PRFT, HCKT, AFAM and AGX**



LEGAL DISCLAIMER

- This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability or the particular need of any specific person who reads this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein are those of Legion Partners Asset Management, LLC ("Legion Partners") and the other participants named herein and are based on or derived from publicly available information. Certain financial information and data used herein have been obtained or derived from filings made with the Securities and Exchange Commission (SEC) by RCM Technologies, Inc. (RCMT) and other public sources.

- Legion Partners has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by RCMT or from any third-party source.

- Except for the historical information contained in this presentation, this presentation, including the analyses and views of Legion Partners contained herein, include forward-looking statements with respect to, among other things, the operating performance of RCMT. These statements may be identified by the use of forward-looking terminology such as the words "expects," "intends," "believes," "anticipates" and other terms with similar meaning indicating possible future events or actions or potential impact on the business or shareholders of RCMT. Legion Partners' views and these forward-looking statements are based solely on publicly available information and on various assumptions that are inherently subject to significant economic, competitive and other risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the ability to successfully solicit sufficient proxies to elect Legion Partners' nominees to RCMT's board of directors, the ability of Legion Partners' nominees to influence management of RCMT and to improve the operating performance of RCMT, and risk factors associated with the business of RCMT, as described in RCMT's 10-K for the fiscal year ended December 29, 2012, and in other periodic reports of RCMT, which are available at no charge at the website of the SEC at http://www.sec.gov. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Legion Partners recognizes that there may be confidential information in the possession of RCMT that could lead RCMT to disagree with Legion Partners' conclusions. Other shareholders or potential shareholders of RCMT should make their own determination concerning an investment in RCMT. Legion Partners reserves the right to change any of its views expressed herein at any time as it deems appropriate. Legion Partners disclaims any obligations to update the information contained herein, except as may be required by law.

- There is no assurance or guarantee with respect to the prices at which any securities of RCMT will trade, and such securities may not trade at prices that may be implied herein. The estimates and projections set forth herein are based on assumptions that Legion Partners believes to be reasonable but there can be no assurance or guarantee that actual results or performance of RCMT will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

- Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

